Exhibit 99.1

Manchester United Announces Refinancing of Senior Secured Notes

Manchester, England — (BUSINESS WIRE) — MU Finance plc, a subsidiary of Manchester United plc [NYSE: MANU], has today announced that it intends to issue a notice of redemption for all of its outstanding US dollar 8.375% notes due 2017 (the “2017 Notes”) on May 28, 2015.  Funding for this bond redemption is to be provided by the issuance of new 3.79% Senior Secured Notes due 2027 (the “Notes”) to certain institutional investors.   The Notes offering is expected to close on or about June 26, 2015, subject to satisfaction of customary closing conditions.  In addition, MU Finance plc is entering into an amendment and restatement of its loan facility with Bank of America Merrill Lynch International Limited.

These transactions are expected to result in an interest reduction of approximately $10 million per year.  On a pro forma basis, annual interest is expected to represent less than 4% of our fiscal year 2015 estimated revenue.

Our obligation to redeem any of the 2017 Notes on June 27, 2015 will be conditioned upon the completion of a financing transaction, including the Notes offering. This announcement does not constitute a notice of redemption for any of the 2017 Notes. The formal notices of redemption are being provided separately in accordance with the terms of the indenture governing the 2017 Notes.

The Notes are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Notes have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Notes may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute forward looking statements. These forward looking statements are based upon Manchester United’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond Manchester United’s control. For example, this press release states that the amended and restated secured term facility and the offering of the Notes are expected to close on or about June 26, 2015 and that the 2017 Notes are expected to be redeemed on June 27, 2015. In fact, the closing of these transactions are subject to various conditions as are customary in such transactions in the United States. If these conditions are not satisfied, such transactions may not close. For this reason, among others, you should not place undue reliance upon the forward-looking statements. Except as required by law, Manchester United undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this report.

CONTACTS

Investor Relations
Samanta Stewart
Manchester United Ltd
+44 (0) 20 7054 5928

or

Press Enquiries
Jim Barron
Sard Verbinnen & Co
+1 212 687 8080